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Filed by GB&T Bancshares, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
Commission File No. 000-24203

NEWS RELEASE
For Immediate Release

For more information, please contact:

Gregory L. Hamby EVP and CFO ghamby@gbt.com Phone: (678) 450-3369	W. Michael Banks Senior Vice President mbanks@gbt.com Phone: (678) 450-3480	P.O. Box 2760 Gainesville, GA 30503 Fax: (770) 531-7359

GB&T BANCSHARES, INC. TO ACQUIRE LUMPKIN COUNTY BANK

Gainesville, Georgia, February 11, 2004—GB&T Bancshares, Inc. (NASDAQ: GBTB) announced the signing of a definitive agreement to acquire Lumpkin County Bank. GB&T Bancshares, Inc. (GB&T), is a $945-millions asset financial services organization, based in Gainesville, GA. Lumpkin County Bank was established in 1982 and has $71.7 million in assets and two banking centers located in Lumpkin County. The merger is subject to approval of the shareholders of Lumpkin County Bank and bank regulators.

        GB&T President and CEO Richard Hunt commented, "We are delighted to welcome Lumpkin County Bank into GB&T's network of community banks. Lumpkin County Bank is adjacent to our Hall County headquarters, and this will extend our company's footprint north as we merge with a growing bank that is second in their county in terms of deposit market share."

        Terms of the agreement call for the exchange of .82 shares of GB&T Bancshares' stock for each of the outstanding shares of Lumpkin County Bank, in a deal initially valued at $5.48 million. Mr. Hunt added that they expect this transaction to be accretive to GB&T earnings within six months of consummation. The transaction is anticipated to close in the third quarter.

        Two weeks ago, on January 26, GB&T Bancshares announced the signing of a definitive agreement with Southern Heritage Bancorp, a $118-million banking organization based in growing south Hall County. With the announcement of the Lumpkin County Bank transaction, GB&T's assets will exceed one billion dollars after the transactions are closed, which is expected in the third quarter of 2004.

        GB&T Chairman Philip Wilheit noted, "This is an exciting time for our organization, with the recent announcement regarding Southern Heritage followed by the news relating to Lumpkin County Bank. North Georgia is a growing area of the state and I am pleased to see our company expanding in this area."

        M. Randy Harvey, President and C.E.O. of Lumpkin County Bank commented, "I see this as an opportunity to better serve our existing customers and bring new customers to the bank. We will be able to offer additional financial services including Trust and Investments."

        Hoyt Robinson, Chairman of Lumpkin County Bank's Board of Directors added, "GB&T has a strong reputation in the industry, and I have been aware of its strengths, philosophies and solid financial performance for many years. I am proud to become a part of GB&T and expand our bank's services to our customers in Dahlonega, Lumpkin County, and surrounding areas."

        GB&T is headquartered in Gainesville, Georgia. Banks operating under the GB&T Bancshares' umbrella of community banks include: Gainesville Bank & Trust (Hall County, GA), United Bank & Trust (Polk and Bartow Counties, GA), Community Trust Bank (Paulding and Cobb Counties, GA), HomeTown Bank of Villa Rica (Carroll and Paulding Counties, GA) and First National Bank of the South (Baldwin and Putnam Counties, GA). GB&T is also the parent company of Community Loan Company, a consumer finance company with eight offices in north Georgia. Its common stock is listed on the NASDAQ National Market under the symbol "GBTB." Please visit our website at www.gbt.com for additional information.

Forward Looking Statement:

Some of the statements in this press release, including, without limitation, statements regarding the proposed mergers and projected growth in the counties in which we operate and our earnings and assets following the proposed mergers are "forward-looking statements" within the meaning of the federal securities laws. In addition, when we use words like "anticipate", "believe", "intend", "expect", "estimate", "could", "should", "will", and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared. Factors that may cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others, the following possibilities: (1) we may be unable to obtain required shareholder or regulatory approval, (2) competitive pressures among depository and other financial institutions may increase significantly; (3) changes in the interest rate environment may reduce margins; (4) general economic conditions may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduction in demand for credit; (5) economic, governmental or other factors may prevent the projected population and commercial growth in the counties in which we operate; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which we are engaged; (7) costs or difficulties related to the integration of our businesses may be greater than expected; (8) deposit attrition, customer loss or revenue loss following the acquisitions may be greater than expected; (9) competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than us; and (10) adverse changes may occur in the equity markets. Many of these factors are beyond our ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. We disclaim any obligation to update or revise any forward-looking statements contained in this release, whether as a result of new information, future events or otherwise.

GB&T will be filing a registration statement on Form S-4 and other documents with the Securities and Exchange Commission (SEC). The registration statement will contain a prospectus of GB&T relating to the common stock to be issued in the acquisition of Lumpkin County Bank and a proxy statement of Lumpkin County Bank relating to the acquisition. Investors and shareholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and shareholders will be able to receive the proxy statement/prospectus and other documents filed by GB&T free of charge at the SEC's web site, www.sec.gov or from GB&T Bancshares, Inc. at 500 Jesse Jewell Parkway, S.E., Gainesville, Georgia 30501.

GB&T and its directors and executive officers and Lumpkin County Bank and its directors and executive officers will be participants in the solicitation of proxies in connection with the acquisition. Information about the directors and executive officers of GB&T and their ownership of GB&T stock will be set forth in the proxy statement/prospectus. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

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